Exhibit 4.1

Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of the end of its most recent fiscal year, Genesis Energy, L.P. (the “partnership,” “Genesis,” “we,” “us,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended – our common units.
The following description of our common units and the other authorized securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Limited Partnership, as amended (the “certificate of limited partnership of the partnership”), and the Fifth Amended and Restated Limited Partnership, as amended (our “limited partnership agreement”), each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and incorporated by reference herein. We encourage you to read the certificate of limited partnership of the partnership, our Partnership Agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) for additional information.
DESCRIPTION OF OUR COMMON UNITS
Authorized Equity Securities
As of the end of its most recent fiscal year, the partnership has outstanding common units, Class B Units (as defined below) and Class A convertible preferred units (our “preferred units”). In the future, we may issue one or more series or classes of additional units as well as other types of equity securities, including preferred securities, subordinated securities, options securities, warrant securities or rights securities. Those equity securities may have rights to distributions and allocations junior, equal or superior to our common units or preferred units.
Subject to certain approval rights of holders of our preferred units, our partnership agreement, as amended, authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the designations, rights, preferences and privileges established by Genesis Energy, LLC (our “general partner”) without the approval of any of our limited partners. In accordance with Delaware law and the provisions of our partnership agreement, and subject to such approval rights, we may issue additional partnership interests that have certain preferential rights to which our common units and preferred units are not entitled, including, without limitation, preferences regarding voting and distributions.
Our general partner can determine the voting powers, designations, preferences and relative, participating, optional or other special rights, duties and qualifications, limitations or restrictions of any series or class and the number constituting any series or class of equity securities.
Our Common Units
Our common units and Class B Units represent limited partner interests in us that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement subject to the rights and privileges of any of our outstanding securities that may be senior to the rights and privileges of our common unitholders.
Our outstanding common units are listed on the NYSE under the symbol “GEL.”
The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.
Status as Limited Partner or Assignee. Except as described under “—Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.
Transfer of Common Units. Each purchaser of common units must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.
An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.
Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.
Thus, a purchaser of common units who does not execute and deliver a transfer application:

•
will not receive cash distributions or U.S. federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.
Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.
Meetings; Voting. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed and which are entitled to vote thereat. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.
Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates (or, in the case of the preferred units or common units received upon conversion thereof, the initial purchasers thereof and certain permitted transferees), acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on any matter relating to the succession, election, removal, withdrawal, replacement or substitution of our general partner and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes if the matter to be voted on relates to the succession, election, removal, withdrawal, replacement or substitution of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Books and Reports. Our general partner is required to keep appropriate books of our business at our principal office. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
We will furnish or make available to record holders of common units, within 75 days after the close of each fiscal year (or such shorter period as the Securities and Exchange Commission (the “Commission”) may prescribe), an annual report containing audited financial statements and a report on those financial statements by our registered independent public accountants. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 40 days after the close of each quarter (or such shorter period as the Commission may prescribe).
We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining such unitholder’s federal and state tax liability and filing such unitholder’s federal and state income tax returns, regardless of whether such unitholder supplies us with information.
Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.
Class B Units. Unless the context otherwise requires, references to common units herein refer to “Common Units — Class A” under our partnership agreement, which are traditional common units. Our partnership agreement also provides for common units designated “Common Units — Class B,” or “Class B Units.” As of the end of its most recent fiscal year, the partnership has 39,997 Class B Units outstanding. The Class B Units are identical to the Class A Units and, accordingly, have voting and distribution rights equivalent to those of the Class A Units, except, in addition, Class B Units have the right to elect all of our board of directors (subject to the right of members of the Davison family, including James E. Davison, James E. Davison, Jr., Steven K. Davison and Todd A. Davison, and their affiliates to elect up to three directors under certain terms pursuant to a unitholders rights agreement). If members of the Davison family and their affiliates own (i) 15% or more of our common units, they have the right to appoint three directors, (ii) less than 15% but more than 10%, they have the right to appoint two directors, and (iii) less than 10%, they have the right to appoint one director. The Class B Units are convertible into Class A Units at the option of the holders or in the event that the holders of at least a majority of the common units (excluding such units held by affiliates of our general partner) replace the existing general partner with a successor general partner or otherwise remove Class B Units’ right to elect our board of directors. The transfer agent for the Class B Units is our general partner.
Preferred Units
As of the end of its most recent fiscal year, the partnership has 25,336,778 preferred units outstanding.
Our preferred units rank senior to all of our classes or series of limited partner interests with respect to distribution and/or liquidation rights. The preferred units vote on an as-converted basis with our common units and have certain other class voting rights, including with respect to (i) any amendment to our partnership agreement that would be adverse to any of the rights, preferences or privileges, or otherwise modifies the terms, of the preferred units; (ii) making an election to be treated as a corporation for U.S. federal tax law purposes; (iii) entering into any agreement that restricts our ability to pay distributions on the preferred units, subject to certain exceptions; (iv) paying aggregate distributions in excess of $20 million on any of our limited partner interests that rank junior to the preferred units with respect to rights upon distribution and/or liquidation (including the common units) to the extent funded with proceeds of indebtedness, sales of partnership securities or asset sales (subject to certain exceptions); (v) incurring any indebtedness for borrowed money to the extent such incurrence would result in our consolidated indebtedness exceeding 7.0x our trailing four-quarters Adjusted Consolidated EBITDA (as defined in our current credit agreement), unless less than $200 million of the preferred units are then outstanding; (vi) issuing any additional preferred units or any other limited partner interests that rank pari passu to the preferred units with respect to rights upon distribution and/or liquidation, subject to certain exceptions; or (vii) issuing any limited partner interests that rank senior to the preferred units with respect to rights upon distribution and/or liquidation.
Each holder of the preferred units may elect to convert all or any portion of its preferred units into common units initially on a one-for-one basis, subject to customary adjustments and an adjustment for any distributions on such preferred units that have accrued and accumulated but are unpaid (which is referred to herein as the “conversion rate”), at any time (but not more often than once per quarter), provided that any conversion is for at least $50 million or such lesser amount if such conversion relates to all of a holder’s remaining preferred units or has otherwise been approved by us. If at any time certain creditors or counterparties of the initial investors exercise certain rights or remedies in respect of any pledged preferred units, then such pledged preferred units may be immediately converted into common units by such creditors or counterparties at the conversion rate.
We will have the right to cause the conversion of all or a portion of outstanding preferred units (such conversion, a “Forced Conversion”) into our common units from time to time after September 1, 2020 (the “Forced Conversion Right”), subject to certain conditions, including with respect to the closing price and average daily trading volume of the common units during the period preceding notice of any such Forced Conversion; provided, however, that we will not be permitted to convert a number of preferred units representing in the aggregate more than one-third of the originally issued preferred units in any consecutive twelve-month period and each such conversion must be for an aggregate amount of preferred units convertible into common units with a value of at least $100 million. In addition, if there are fewer than $20 million of preferred units outstanding, we will have the right, at any time after September 1, 2020, at our option, to cause each outstanding preferred unit to be converted into our common units at a conversion rate equal to the greater of (i) the then-applicable conversion rate and (ii) the quotient of (a) $33.71 (the “Issue Price”), divided by (b) 95% of the volume-weighted average price of our common units for the 30-trading day period ending prior to the date that we notify the holders of outstanding preferred units of such conversion.
Immediately prior to the consummation of a change of control event in which more than 90% of the consideration payable to the holders of our common units is payable in cash, the preferred units will automatically convert into common units at a conversion ratio equal to the greater of (a) the then-applicable conversion rate and (b) the quotient of (i) the sum of (x) the product of (A) the sum of (1) the Issue Price and (2) any accrued and accumulated but unpaid distributions on the preferred units, and (B) a premium factor (ranging from 115% to 101% depending on when such transaction occurs) and (y) any unpaid partial period distributions (as defined below) and (ii) the volume-weighted average price of the common units for the 30-trading days prior to the execution of definitive documentation relating to such change of control.
In connection with all other change of control events, each holder of the preferred units may elect to (a) convert all of its preferred units to our common units at the then-applicable conversion rate, (b) if we are not the surviving entity (or if we are the surviving entity, but our common units will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if we are unable to cause such substantially equivalent securities to be issued, to convert its preferred units into common units in accordance with clause (a) above or exchanged in accordance with clause (d) below or convert at a specified conversion rate), (c) if we are the surviving entity, continue to hold the preferred units or (d) require us to exchange the preferred units for cash or, if we so elect, common units valued at 95% of the volume-weighted average price of the common units for the 30 consecutive trading days ending on the fifth trading day immediately preceding the closing date of such change of control, at a price per unit equal to the sum of (i) the product of (x) 101% and (y) the Issue Price plus (ii) accrued and accumulated but unpaid distributions plus (iii) any unpaid partial period distributions.
Upon the occurrence of a Rate Reset Election (as defined under “Cash Distribution Policy—Preferred Unit Distributions” below), we may redeem the preferred units for cash, in whole or in part (but not less than an aggregate of $200 million preferred units (or such lesser amount, if for all outstanding preferred units) and allocated on a pro rata basis (unless agreed otherwise by the holders thereof)), for an amount per preferred unit equal to such preferred unit’s liquidation value (as defined below) multiplied by (a) 110%, prior to September 1, 2024, and (b) 105% thereafter. The liquidation value of a preferred unit is an amount equal to the sum of (i) the Issue Price, plus (ii) any accrued and accumulated but unpaid distributions on such preferred unit, plus (iii) a prorated Preferred Distribution (as defined under “Cash Distribution Policy—Preferred Unit Distributions” below) in respect of the current quarter, and (iv) if the payment date for the Preferred Distribution payable with respect of the immediately preceding quarter has not yet occurred, then the unpaid Preferred Distribution with respect to the immediately preceding quarter (clauses (iii) and (iv), together, the “unpaid partial period distributions”).
For a summary of the important provisions of our partnership agreement, many of which apply to holders of our preferred units, see “Description of Our Partnership Agreement” below.
CASH DISTRIBUTION POLICY
Distribution of Available Cash

General. Within approximately 45 days after the end of each quarter, the partnership will distribute all available cash to unitholders of record on the applicable record date. However, there is no guarantee that we will pay a distribution on our units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default then exists, under our credit facility.
Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash of the partnership on hand at the end of the quarter:

•	less the amount of cash reserves that our general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•
plus all cash of the partnership on hand on the date of determination of available cash for the quarter resulting from working capital borrowings. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Preferred Unit Distributions

With respect to each quarter ending on or prior to March 1, 2019 (the “PIK Period”), we paid to holders of preferred units a cumulative, quarterly distribution (a “Preferred Distribution”) in arrears at an annual rate of 8.75% ($0.7374 per preferred unit per quarter) (the “Distribution Amount”) on all preferred units then outstanding, in the form of additional preferred units (“PIK Units”), or in a combination of PIK Units and cash. The number of PIK Units paid in respect of each such Preferred Distribution equaled the quotient of (i) the Distribution Amount and (ii) the Issue Price. After the PIK Period, we began paying holders of preferred units cash distributions and we are currently required to pay to the holders of preferred units in cash a cumulative, quarterly distribution equal to the Distribution Amount.
If we fail to pay in full in cash a Preferred Distribution (a “Distribution Default”) in respect of any quarter, then until such Distribution Default is cured we will not be permitted to (a) declare or make any distributions (subject to a limited exceptions for pro rata distributions on the preferred units and parity securities), redemptions or repurchases of any of our limited partner interests that rank junior to or pari passu with the preferred units with respect to rights upon distribution and/or liquidation (including our common units), or (b) issue any such parity securities. If there is a Distribution Default in respect of any two quarters, whether or not consecutive, then the Distribution Amount will be reset to a cash amount per preferred unit equal to the amount that would be payable per quarter if a preferred unit accrued interest on the Issue Price at an annualized rate equal to the then-current annualized distribution rate plus 200 basis points until such default is cured. In addition, if there is a Distribution Default in respect of any three quarters, whether or not consecutive, then until the default is cured the initial investors will each have the right to appoint a director to our general partner’s board of directors.
For a period of 30 days following (i) September 1, 2022 and (ii) each subsequent anniversary thereafter, the holders of a majority of the outstanding preferred units (together with each initial purchaser so long as such initial purchaser owns at least 25% of the outstanding preferred units) may make a one-time election to reset the Distribution Amount (a “Rate Reset Election”) to a cash amount per preferred unit equal to the amount that would be payable per quarter if a preferred unit accrued interest on the Issue Price at an annualized rate equal to the greater of (a) 10.75%, if our common units are trading at a price that is less than 110% of the Issue Price, or (b) three-month LIBOR plus 750 basis points.
Adjustment of Quarterly Distribution Amounts

If we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust the amount of our quarterly distribution.
For example, if a two-for-one split of the common units should occur, the quarterly distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.
Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation; provided, that any cash or cash equivalents for distributions shall be distributed with respect to the preferred units (up to the positive balance in the associated capital accounts), prior to any distribution of cash or cash equivalents with respect to our common units or other junior securities.
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
The following is a summary of the material provisions of our partnership agreement.
Partnership Purpose

Our purpose under our partnership agreement is to engage directly or indirectly in any business activity that is approved by our general partner and that may be lawfully conducted by a limited partnership under the Delaware Act. All of our operations are conducted through our subsidiaries and joint ventures.
Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.
Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.
Issuance of Additional Securities; Preemptive Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partner securities and rights to buy partnership securities that are senior to, equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of our common unitholders; certain issuances require approval of preferred unitholders holding not less than 75% of the preferred units. Our partnership agreement restricts our ability to issue any partnership interest senior to or, subject to certain exceptions, on parity with our preferred units with respect to rights upon distribution and/or liquidation without the affirmative vote of the preferred unitholders holding not less than 75% of the preferred units.
As long as the initial purchasers of the preferred units and their affiliates collectively own 50% or more of the total number of preferred units originally issued, if we propose to issue, offer or sell any parity securities, then we are required to first offer the initial purchasers the opportunity to purchase up to 50% of such parity securities on substantially the same terms as will be offered to the other purchasers thereof.
It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional equity securities that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.
Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected; certain amendments that adversely affect the preferred unitholders require approval of the preferred unitholders holding not less than 75% of the preferred units.
However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.
Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.
Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding common units agree in writing to continue our business and to appoint a successor general partner.
Our general partner may be removed with or without cause. “Cause” means that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. If cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) and units held by our general partner and its affiliates. The removal of our general partner for cause is also subject to the approval of a successor general partner by a vote of the holders of not less than two-thirds of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) and units held by our general partner and its affiliates. If no cause exists, our general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of our outstanding units, including common units (and preferred units on an as-converted basis with holders of our common units) but excluding units held by our general partner and its affiliates. Any removal of our general partner by the unitholders without cause is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units (and preferred units on an as-converted basis with holders of our common units) and the receipt of an opinion of counsel regarding limited liability and tax matters. Additionally, upon removal of our general partner without cause, our general partner will have the option to convert its interest in us (other than its common units) into common units or to require our replacement general partner to purchase such interest for cash at its then fair market value.
While our partnership agreement limits the ability of our general partner to withdraw, it allows our general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement does not prohibit the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units and any other partnership securities it owns.
Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors; and

•
then, to our unitholders in accordance with the positive balance in their respective capital accounts; provided, that any cash or cash equivalents for distribution shall be distributed with respect to the preferred units (up to the positive balance in the associated capital accounts), prior to any distribution of cash or cash equivalents with respect to our common units or other junior securities.

The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•
any units held by any person or group, other than our general partner and its affiliates (or, in the case of the preferred units or common units received upon conversion thereof, the initial purchasers thereof and certain permitted transferees), that owns, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, cannot be voted on any matters pertaining to the succession, election, removal, withdrawal, replacement or substitution of our general partner; and

•
the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner, Genesis and their respective subsidiaries own more than 80% of the issued and outstanding limited partner interests of any class (other than the preferred units), our general partner will have the right to acquire all, but not less than all, of the outstanding limited partner interests of that class that are held by persons other than our general partner, Genesis and their respective subsidiaries. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least ten but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner, Genesis or any of their respective subsidiaries for any partnership securities of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase those partnership securities.
Indemnification

Under our partnership agreement, in most circumstances, we will indemnify persons who are or were our general partner, or its members or other affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer because they are or were our general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner and its affiliates shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. In addition, we typically enter into indemnification agreements with each director of our general partner covering any costs, claims or expenses such director incurs in connection with serving in her/his capacity as a director or any other capacity at the request of our general partner or us.

1